Credit Suisse First Boston Mortgage Securities Corp.
                                11 Madison Avenue
                            New York, New York 10010

May 5, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      Credit Suisse First Boston Mortgage Securities Corp.
         Post Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-29239) and Registration Statement on Form S-3 (Registration No. 333-61167)
         (TOGETHER, THE "FILING") FILED AUGUST 11, 1998

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Credit Suisse First Boston Mortgage Securities Corp. (the "Company"), to withdraw the above- referenced Filing which has been filed with the Securities and Exchange Commission (the "Commission") by the Company on August 11, 1998.

The Company has determined that, for business reasons, it wishes to withdraw the above referenced Filing. Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Filing is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Filing as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Matthew P. Joseph, Esq. of Stroock & Stroock & Lavan LLP at (212) 806-6269.

Very truly yours,

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By:      /s/ Wayne C. Olson
Name:    Wayne C. Olson
Title:   Vice President

cc:      Matthew P. Joseph